Filed pursuant to Rule 424(b)(3)

Registration No. 333-224990

SUPPLEMENT NO. 1 DATED NOVEMBER 19, 2021

to Prospectus Supplement dated November 14, 2019

(to Prospectus dated May 23, 2018)

BLUEROCK RESIDENTIAL GROWTH REIT, INC.

This Supplement No. 1 to Prospectus Supplement, or this Supplement No. 1, supplements our prospectus supplement dated November 14, 2019 as amended by Amendment No. 1 thereto dated April 20, 2021, or the prospectus supplement. This Supplement No. 1 should be read in conjunction with the prospectus dated May 23, 2018 and the prospectus supplement. Unless otherwise defined in this Supplement No. 1, capitalized terms used have the same meanings as set forth in the prospectus supplement. The purpose of this Supplement No. 1 is to disclose the status of our offering of shares of Series T Redeemable Preferred Stock, as follows:

Status of the Offering

As of November 19, 2021, we had received gross offering proceeds of approximately $708,129,127 from the sale of approximately 28,325,167 shares of Series T Redeemable Preferred Stock, including shares issued pursuant to our Series T Redeemable Preferred Stock distribution reinvestment plan (the “Series T DRIP”). As of November 19, 2021, approximately $91,870,873 in shares remained available for sale in our offering of shares of Series T Redeemable Preferred Stock, including shares available pursuant to the Series T DRIP.

On November 19, 2021, the final closing on subscriptions for shares in the primary offering of Series T Redeemable Preferred Stock was effectuated pursuant to previously disclosed procedures. Pursuant to applicable SEC rules, following the final closing, the primary offering of Series T Redeemable Preferred Stock terminated on November 19, 2021 (the “Termination Date”). We intend to continue to offer shares pursuant to the Series T DRIP pursuant to a new registration statement and prospectus. We reserve the right to suspend, modify or terminate the Series T DRIP at any time.